UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

(Amendment No. 1)

Under the Securities Exchange Act of 1934

LianDi Clean Technology Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

75954P102

(CUSIP Number)

Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa
Shinagawa-Ku
Tokyo, Japan
852-2526-2191

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 27, 2011

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

CUSIP No. 75954P102	13D	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON SJ Asia Pacific Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 11,675,118
	8	SHARED VOTING POWER 6,838,620 (1)
	9	SOLE DISPOSITIVE POWER 11,675,118
	10	SHARED DISPOSITIVE POWER 6,838,620 (1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9% (2)
14	TYPE OF REPORTING PERSON* CO

(1) SJ Asia Pacific Ltd. may be deemed to beneficially own the shares held by Hua Shen Trading (International) Ltd. as a result of it being the sole stockholder of Hua Shen Trading (International) Ltd.

(2)  Based on 31,458,445 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

CUSIP No. 75954P102	13D	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Hua Shen Trading (International) Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 6,838,620
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 6,838,620
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,838,620
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.7% (1)
14	TYPE OF REPORTING PERSON* CO

(1) Based on 31,458,445 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

CUSIP No. 75954P102	13D	Page 4 of 8 Pages

1	NAME OF REPORTING PERSON Hirofumi Kotoi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Japan
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based on 31,458,445 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

CUSIP No. 75954P102	13D	Page 5 of 8 Pages

1	NAME OF REPORTING PERSON Jian Li
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 18,513,738
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 18,513,738
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 18,513,738
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 58.9% (1)
14	TYPE OF REPORTING PERSON* IN

(1)  Based on 31,458,445 shares of common stock outstanding as reported in LianDi Clean Technology Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on August 15, 2011.

CUSIP No. 75954P102	13D	Page 6 of 8 Pages

EXPLANATORY NOTE

This Amendment No. 1 to Schedule 13D amends and supplements the original Schedule 13D (the “Original Schedule 13D”) filed by the Reporting Persons with the Securities and Exchange Commission on April 14, 2010.  This Amendment, together with the Original Schedule 13D, is hereby referred to as the “Schedule 13D.”

 Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

 Item 2.  Identity and Background.

(a)      This Schedule 13D is filed by SJ Asia Pacific Ltd. (“SJ Asia”), Hua Shen Trading (International) Ltd. (“Hua Shen”), Mr. Hirofumi Kotoi (“Mr. Kotoi”) and Mr. Jian Li (“Mr. Li”) (collectively the “Reporting Persons”).

(b)      The business address and principal office of the Reporting Persons is Shinagawa Seaside, East Tower 4-12-8, Higashi-Shinagawa, Shinagawa-Ku, Tokyo, Japan.

(c)       SJ Asia is a stockholder of the Company and a wholly-owned subsidiary of SJI Inc., a Jasdaq listed company organized under the law of Japan.  The core business of SJI Inc. consists of information services, revolving primarily around systems development. SJ Asia is a holding company and not engaged in any business.  Hua Shen serves as a holding company with respect to the investment in the Company of SJ Asia and is a wholly-owned subsidiary of SJ Asia. Mr. Kotoi is a director of the Company and is also a director of SJ Asia and Hua Shen.  Mr. Li is a director of SJ Asia and Hua Shen.

(d)      During the past five years, the Reporting Persons have not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e)      During the past five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

                (f)       Each of SJ Asia and Hua Shen is a company incorporated under the laws of the British Virgin Islands.  Mr. Kotoi is a citizen of Japan and Mr. Li is a citizen of China.

Item 3.  Source and Amount of Funds and Other Consideration.

On September 27, 2011, SJ Asia, China LianDi Energy Resources Engineering Technology Limited (“LianDi Energy”) and Jianzhong Zuo, the Chairman and Chief Executive Officer of the Company, consummated the transactions contemplated by the Share Purchase Agreement (the “Share Purchase Agreement”) dated as of September 22, 2011 relating to the purchase by SJ Asia from LianDi Energy of 5,400,000 shares of Common Stock in exchange for an aggregate purchase price of $25,920,000 ($4.80 per share).  As a result, SJ Asia beneficially owns an aggregate of 18,513,738 shares of Common Stock and Mr Li and Mr. Kotoi each beneficially own an aggregate of 11,675,118 shares of Common Stock.  The source of funds used for this investment was the capital increase of SJI, Inc., which is the sole shareholder of SJ Asia.  The foregoing description of the Share Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Share Purchase Agreement, attached as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.

CUSIP No. 75954P102	13D	Page 7 of 8 Pages

Item 4.  Purpose of Transaction.

The purpose of the Share Purchase Agreement and the transactions contemplated thereby was for SJ Asia to acquire in excess of 51% of the outstanding shares of Common Stock and consolidate the Company’s business with that of SJI, Inc., the parent company of SJ Asia.

Item 5.  Interest in Securities of the Company.

(a)       SJ Asia beneficially owns an aggregate of 18,513,738 shares of Common Stock, representing approximately 58.9% of the total issued and outstanding shares of Common Stock. SJ Asia may be deemed to beneficially own the shares held by Hua Shen as a result of it being the sole stockholder of Hua Shen.  Mr Li and Mr. Kotoi beneficially own an aggregate of 18,513,738 shares of Common Stock, representing approximately 58.9% of the total issued and outstanding shares of Common Stock.  Although Mr. Kotoi and Mr. Li directly own none of the Common Stock, they may be deemed to be the beneficial owners of the shares of Common Stock held by SJ Asia and Hua Shen pursuant to Rule 13d-3 of the Securities Exchange Act of 1934, as amended.

(b)       Mr. Kotoi and Mr. Li have shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of 18,513,738 shares of Common Stock held by SJ Asia and Hua Shen.

(c)       Other than the acquisition of the shares of Common Stock as reported in this Schedule 13D, the Reporting Persons have not effected any transactions in the Common Stock of the Company in the past sixty (60) days.

(d)       No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares owned by the Reporting Persons.

  (e)       Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the Share Purchase Agreement described above under Item 3, SJ Asia entered into a joinder agreement to a lock-up agreement with the Company whereby SJ Asia agreed that it may only sell up to one-twelfth (1/12) of SJ Asia’s holdings every month through February 20, 2012.   The foregoing description of the joinder agreement to the lock-up agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the lock-up agreement attached as Exhibit 10.2 to this Schedule 13D and is incorporated herein by reference.

  Item 7.  Materials to be Filed as Exhibits.

Exhibit No.:	Title:

10.1	Share Purchase Agreement dated as of September 22, 2011 by and among SJ Asia, LianDi Energy and Mr. Zuo.

10.2	Form of Joinder Agreement to Lock-Up Agreement dated as of September 29, 2011 by and between SJ Asia and the Company.

99.1	Joint filing agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this Schedule 13D is true, complete and correct.

Dated:  September 29, 2011

SJ ASIA PACIFIC LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

HUA SHEN TRADING (INTERNATIONAL) LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi

By:	/s/ Jian Li
Name:	Jian Li

Joint Filing Agreement

Pursuant to Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, the undersigned agree that the Statement on Schedule 13D to which this exhibit is attached is filed on behalf of each of them in the capacities set forth below.

Date: September 29, 2011

SJ ASIA PACIFIC LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

HUA SHEN TRADING (INTERNATIONAL) LTD.

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi
Title:	Director

By:	/s/ Hirofumi Kotoi
Name:	Hirofumi Kotoi

By:	/s/ Jian Li
Name:	Jian Li